October 31, 2024

E. Scott Crist
Chief Executive Officer
Texas Ventures Acquisition III Corp
5090 Richmond Ave
Suite 319
Houston, TX 77056

        Re: Texas Ventures Acquisition III Corp
            Draft Registration Statement on Form S-1
            Submitted October 4, 2024
            CIK No. 0002033991
Dear E. Scott Crist:

        We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover page

1.      We note that non-managing sponsor investors will indirectly purchase private
        warrants through the purchase of non-managing sponsor membership interests. Please clarify whether these private warrants are in addition to the 4,000,000 warrants to be purchased by the sponsor.
2.      We note your disclosure in paragraph 8. Please revise to address the
finder   s fees,
        advisory fees, consulting fees or success fees you may pay, as disclosed on page 13.
        Further, please revise to state whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers' equity interests. Please refer to Item
 October 31, 2024
Page 2

       1602(a)(3) of Regulation S-K.
Acquisition Process, page 9

3. We note your disclosure on page 53 that you expect to encounter significant competition from other entities having a business objective similar to yours and that you may have a competitive disadvantage in successfully negotiating a business combination. Please revise disclosure regarding your acquisition process and effecting your initial business combination on pages 9 and 124 to address how competition may impact your ability to identify and evaluate a target company.
Summary
Initial Business Combination, page 9

4. Please revise your disclosure here and on pages 40 and 151 to further explain how the type of transaction that you would target being of a nature substantially different than what your sponsor, directors, and officers would target supports the conclusion that potential conflicts of interest would not materially affect your ability to complete a business combination. Also, please elaborate on why the fact that the sponsor, directors and officers have financial interests in your completion of a business combination resolves conflicts of interest that the sponsor, directors and officers may have as a result of their fiduciary, contractual or other duties to other entities.
Sponsor Information, page 12

5. Please revise the disclosures on page 13, outside of the table, to describe the extent to which the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K. Please make similar revisions to your disclosure on page 118 in accordance with Item 1603(a)(6)
       of Regulation S-K. Additionally, we note your disclosure that you may pay finder's fees, advisor fees, consulting fees, or success fees to your sponsor, officers, directors, advisors or affiliates. However, on page 39, you state that such fees may only be paid to your independent directors or their respective advisors. Please revise your disclosure throughout to reconcile this discrepancy.
Proceeds to be held in trust account, page 27

6. We note your disclosure on page F-7 that you will not redeem shares in an amount that would cause its net tangible assets to be less than $5,000,001. Please revise your cover page and disclosure throughout as appropriate to address this limitation on redemptions. Please refer to Item 1602(b)(2) of Regulation S-K. Conflicts of Interest, page 40

7. We note your disclosure on page 53 that you expect to encounter significant competition from other entities having a business objective similar to yours and that you may have a competitive disadvantage in successfully negotiating a business combination. Please revise disclosure regarding your acquisition process and effecting your initial business combination on pages 9 and 124 to address how competition may impact your ability to identify and evaluate a target company.
 October 31, 2024
Page 3

8. We note your disclosure that your sponsor and officers and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. Please clarify how opportunities to acquire targets will be allocated among SPACs.
Risk Factors, page 47

9. We note your disclosure on pages 16 and 120 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other
       arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
If we are deemed to be an investment company under the Investment Company Act . .. ., page
57

10. Please revise this risk factor to clarify that you may be deemed to be an investment company at any time, notwithstanding that the proceeds of the offering will be invested only in U.S. government treasury obligations or certain money market funds.
       In this regard, we note the statements that you do not believe your activities will subject you to the Investment Company Act, and "[t]o this end, the proceeds held in the trust account will initially be invested in [government securities]. We also note the statement that "[b]y restricting the investment of the proceeds to these instruments . . .
       [you] intend to avoid being deemed an 'investment company."
Use of Proceeds, page 95

11. We note that, in footnote 5, you have assumed use of proceeds for only 12 months for the office and administrative support. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time.
Dilution, page 99

12. We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on page 99. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure stating that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than
       $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation.
       To the extent you revise your maximum redemption threshold within your dilution tables, please be certain to disclose quartile intervals based on percentages of the
 October 31, 2024
Page 4

      maximum redemption threshold. Please refer to Item 1602 of Regulation
S-K.
13. It appears that the columns showing the calculation of net tangible book value with and without the over-allotment option may be reversed, as the amount of ordinary shares redeemed is greater in the "without over-allotment" columns than the "with over-allotment" columns. Please revise or advise.
Proposed Business
Management Team, page 110

14. We note your disclosure regarding the prior experience of your officers and directors, including their involvement with Industrial Tech Acquisitions II, Inc. from January
      2022 until October 2023. Please provide additional disclosure here and on page 3 regarding the efforts of Industrial Tech Acquisitions II to acquire an operating company and the outcome, including the redemption of outstanding shares. Please also clarify whether any of the other entities listed in the prior experience of your officers and directors are or were acquisition companies and provide disclosures required by Item 1603(a)(3) of Regulation S-K.
       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Lijia Sanchez, Esq.